Rule 424(b)(3)

Registration No. 33-44376

MERCANTILE BANKSHARES CORPORATION

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

1,500,000 SHARES OF COMMON STOCK

Dear Shareholder:

We are pleased to send you our most recent Prospectus which describes Mercantile Bankshares Corporation’s DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN (the “Plan”).

If you participate in this Plan, the dividends earned on your Mercantile common stock will be invested in additional Mercantile shares. Your new shares will be credited to a special Plan Account where the dividends they generate, combined with the dividends paid on your original stock, will be reinvested. All stock purchased with dividends will be at a savings to you of 5% off market price. In addition, you may augment the shares purchased for your Plan Account by adding optional cash payments to acquire shares at the market price. The market price will be the closing price on the Nasdaq National Market on the dividend payment date. Mercantile will pay transaction costs. This Plan is a convenient, economical way to build your equity in Mercantile Bankshares Corporation.

Of course, participation in the Plan is entirely voluntary and you may participate or withdraw at your option. The plan is open to all holders of record of Mercantile Bankshares Corporation common stock, regardless of the number of shares presently held.

The following pages contain details of the Plan. If, after reading them, you decide to enroll, please sign and return the authorization form in the postage-paid envelope. If you are already participating, your dividends will continue to be reinvested unless you notify the Plan Administrator that you wish to withdraw.

Thank you,

Sincerely yours,

/s/     H. Furlong Baldwin

H. Furlong Baldwin, Chairman

Mercantile Bankshares Corporation

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY

THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE

SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY

STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY

OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION

TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is February 13, 1995.

(Supplemented August 19, 2003, as to the Plan Administrator.)

Additional Information

Mercantile Bankshares Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). Reports, proxy statements and other information filed by it can be inspected and copied at the public reference facilities maintained by Commission at the 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. In addition, copies of such materials filed by Mercantile Bankshares Corporation may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

No person is authorized to give any information or to make any representation other than those contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, any such information or representation must not be relied upon as having been authorized by Mercantile Bankshares Corporation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information it contains is correct at any date subsequent to the date hereof. This Prospectus does not constitute an offer to sell, or a solicitation or an offer to buy, any of the securities to which it relates in any state or other jurisdiction in which such offer or solicitation may not lawfully be made.

TABLE OF CONTENTS

The Plan
Description of the Plan	3
Participation in the Plan	3
Additional Cash Purchases	3
Crediting Shares to Participant’s Account	3
Reporting to Participants	4
Voting Shares Held in Participant’s Account	4
Effect of Stock Split, Stock Dividend or Reclassification	4
Withdrawing from the Plan	4
The Plan Administrator	5
Interpretation and Regulation	5
Change or Discontinuance	5
Other Information
Current Federal Income Tax Consequences of Plan Participation	6
Rights Plan	6
Application of Proceeds	6
Documents Incorporated by Reference	6
Legal Opinion	7
Experts	7
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	7

Mercantile Bankshares Corporation will furnish without charge to each person to whom this Prospectus is delivered upon written or oral request of such person a copy of any or all of the documents described under Documents Incorporated by Reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Mr. John A. O’Connor Jr., Secretary, Two Hopkins Plaza, Baltimore Maryland 21201, telephone number (410) 237-5900. Unless otherwise specified by the requesting party, requests for documents incorporated by reference to Exchange Act filings will be satisfied by the sending or delivery of the Description of Common Stock (and associated Rights) and the most recently filed Annual Report on Form 10-K together with documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Mercantile Bankshares Corporation (the “Corporation”) is a Maryland corporation registered in 1969 as a bank holding company under the Bank Holding Company Act.

The executive offices of the Corporation are located at Two Hopkins Plaza, Baltimore, Maryland 21201; the telephone number is (410) 237-5900.

Description of the Plan

Mercantile’s Dividend Reinvestment and Stock Purchase Plan (the “Plan”) allows holders of record of common stock of Mercantile Bankshares Corporation automatically to invest their cash dividends in common stock at a price which is 5% less than the market price on the dividend payment date. Participants may also make additional cash payments (as described below) to purchase stock through the Plan at the market price on date of investment. The Corporation will absorb all transaction costs.

Each participant will have a Plan Account maintained by American Stock Transfer & Trust Company (the “Plan Administrator”). Stock bought with dividends paid on stock registered to the participant will be credited to the Plan Account, as will shares purchased with additional cash, and stock purchased with dividends paid on shares already in the Plan Account.

Shares to be used in the Plan will be issued from previously authorized but unissued shares.

Participation in the Plan

All holders of record of the Corporation’s common stock are eligible to participate, but only with respect to all their common stock held of record. Common stock owners whose shares are held in broker or nominee name must have those shares re-registered in their own name in order to participate.

If you are not already in the Plan, you may enroll by completing, signing and mailing the authorization form which accompanies this Prospectus. (Additional forms are available through the Plan Administrator.)

Participation in the Plan will begin on the dividend payment date immediately following receipt of the authorization form by the Plan Administrator if the form is received on or before the record date for that dividend. Record dates precede dividend payment dates by approximately 10 days and are usually between the 20th and 22nd of March, June, September and December.

Additional Cash Purchases

A participant, by sending a check or money order, may purchase shares in addition to those purchased with dividends. This feature of the Plan is entirely optional. Additional cash payments may be as little as $25 and no more than $5,000 per quarter. Purchases with additional cash will be made quarterly, at the market price, at the same time as purchases made with dividends. No interest will be paid on additional cash, and the Corporation recommends that participants wishing to make additional cash purchases send the money so as to be received just before the record date. Checks received before the first day of the month in which a dividend is to be paid, or after the record date, will be returned in accordance with legal requirements. Payments will be returned upon written request received by the Plan Administrator at least 48 hours before the dividend payment date.

Checks or money orders should be made payable to American Stock Transfer & Trust Company and sent to the Plan Administrator (see page 5). Please do not send cash.

Checks or money orders should be accompanied by the form which is attached to the previous quarter’s transaction report.

Crediting Shares to Participant’s Account

Shortly after each dividend payment date, each participant’s Plan Account will be credited with additional shares and/or a fraction of a share. The number of shares credited will be determined by: (1) Dividing the amount of the participant’s cash dividend by 95% of the market price and, (2) Dividing any additional cash by the market price. Participants will be credited with fractional shares computed to three decimal places and dividends paid on fractional shares will also be invested. No transaction costs or brokerage fees will be deducted.

Market price will be the closing price on the dividend payment date as reported on the Nasdaq National Market, or, if that date is not a Nasdaq National Market trading day, the next trading day.

Shares in a Plan Account will be held in the name of the Plan Administrator or its nominees. This facilitates processing and permits ownership of fractional shares. Certificates for Plan shares will be issued in the shareholder’s name on written request to the Plan Administrator. Certificates representing fractional shares will not be issued.

Reporting to Participants

Quarterly, following the addition of shares to a Plan Account the Plan Administrator will send each participant a statement summarizing the activity in his or her Plan Account for that quarter and for the year-to-date. Information on the statement will include the dollar amount of dividends (and additional cash, if any) invested, market price per share acquired, the price at which shares were actually acquired, the number of shares acquired, and the total number of shares in the Plan Account, as well as the number of shares registered in the participant’s name. These statements should be retained for tax purposes.

Voting Shares Held in Participant’s Account

Shares held in the participant’s Plan Account may be voted in person or by proxy. Both the number of shares registered in a participant’s name, and shares in the Plan Account, will appear on the proxy sent to each participant.

Effect of Stock Split, Stock Dividend or Reclassification

If the Corporation should effect a common stock split, issue a stock dividend, or effect a reverse stock split or reclassification which would affect the outstanding common stock of the Corporation, the shares in a participant’s Plan Account will be appropriately adjusted.

Withdrawing from the Plan

A participant may withdraw from the Plan by notifying the Plan Administrator in writing. Such a notice may include a request for a particular number of whole shares or a blanket request covering all whole shares which may be credited to the participant’s Plan Account at that time. If the withdrawal notice is received before the dividend record date, it will become effective immediately and the next declared dividend will be paid in cash. If the notice arrives after the dividend record date, that period’s dividend will be reinvested before withdrawal from the Plan becomes effective.

Shares in a withdrawing participant’s Plan Account subject to a withdrawal notice will be registered in the participant’s name and stock certificates for such shares, plus a check for any fractional share, will be mailed to the participant by the Plan Administrator. The check will be from the Plan Administrator and will represent the appropriate fraction of the share’s market price on the date of termination. There will be no charge for issuing certificates.

Should participants sell or transfer all shares held in their names, their participation in the Plan automatically terminates. Again, the participant will be sent a certificate for all full shares and a check for any fractional share.

The Plan Administrator

The Plan Adminstrator is American Stock Transfer & Trust Company. The address is:

American Stock Transfer & Trust

Company

Mercantile Bankshares Corporation

Dividend Reinvestment and

Stock Purchase Plan

59 Maiden Lane

New York, New York 10038

Telephone (800) 937-5449

It is the duty of the Plan Administrator to:

—Answer inquiries

—Send Plan authorization forms, when requested

—Receive additional cash, if any

—Keep records of activity in each participant’s Plan Account and send quarterly statements outlining that activity to the participant.

—On written request, effect a participant’s withdrawal from the Plan.

All questions and communications regarding the Plan should be directed to the Plan Administrator at the address and number above.

The Plan Administrator will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant’s Plan Account upon death or incompetence prior to receipt of notice of death or adjudicated incompetence.

Neither the Corporation nor the Plan Administrator can assure that participants will receive a profit or will not suffer a loss on the shares purchased for them under the Plan.

Interpretation and Regulation

The Corporation reserves the right to interpret and regulate the Plan as it deems necessary or desirable in connection with the Plan’s operations.

Change or Discontinuance

While the Corporation hopes to continue the Plan indefinitely, it reserves the right to modify, suspend or terminate the Plan at any time. Participants will be notified of any change, suspension or termination.

OTHER INFORMATION

Current Federal Income Tax Consequences of Plan Participation

The Internal Revenue Service has ruled with respect to a similar plan that 100% of the market price of the common stock purchased with reinvested dividends constitutes taxable income in the year the shares are purchased, regardless of the fact that these shares are purchased at a 5% discount from market price. The tax basis of shares purchased with reinvested dividends is the market price per share of the common stock on the date acquired rather than the discounted price per share. The tax basis of shares purchased with optional cash payments, on which no discount is allowed, is the market price per share of the common stock on the date acquired. The determination of market price is outlined above. A participant’s quarterly statement will show the tax cost basis for shares acquired under the Plan.

Each participant should consult his or her own tax or financial advisor as to the specific federal, state, and local tax consequences of any acquisitions of common stock under the Plan by such participant.

Rights Plan

Shares of common stock of the Corporation carry certain rights (“Rights”) which under certain circumstances may become exercisable for the purchase of (or exchangeable for) preferred stock or common stock of the Corporation, or other securities, pursuant to the Shareholders Protection Rights Agreement (“Rights Plan”) of the Corporation. In general, these Rights may become exercisable within ten days after a person or group acquires or makes a tender or exchange offer to acquire the beneficial ownership of 10% or more of the outstanding common stock of the Corporation, or at such earlier or later time after such event as the Board of Directors of the Corporation may determine. Until the Rights become exercisable, they will not be separable from the common stock and will automatically trade with the common stock. Further information concerning the Rights, the Rights Plan and securities issuable pursuant to the Rights Plan is contained in the documents incorporated by reference herein and listed under “Available Information”.

Application of Proceeds

The net proceeds from the sale of common stock pursuant to the Plan will be added to the Corporation’s general funds and will be used for general corporate purposes.

Documents Incorporated by Reference

The following documents which have been filed by the Corporation with the Securities and Exchange Commission are incorporated by reference:

(a)	Annual Report on Form 10-K for the fiscal year ended December 31, 1993;

(b)	Quarterly reports on Form 10-Q for the three months ended March 31, 1994; the six months ended June 30, 1994; and the nine months ended September 30, 1994;

(c)	Description of Common Stock of the Corporation (and associated Rights) contained in the registration statements filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

All documents filed by the Corporation pursuant to Sections 13(a), 13(c), 14 or 15(d)

of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of common stock hereunder shall be deemed to be incorporated by reference into this Prospectus.

Legal Opinion

The validity of the issuance of the Corporation’s common stock offered hereby has been passed upon for the Corporation by Venable, Baetjer and Howard, LLP, 1800 Mercantile Bank and Trust Building, Baltimore, Maryland 21201. William J. McCarthy, a director of the Corporation, is the principal of William J. McCarthy, P.C., which is a partner in Venable, Baetjer and Howard, LLP.

Experts

The consolidated financial statements of Mercantile Bankshares Corporation and Affiliates for the fiscal year ended December 31, 1993, incorporated by reference into the Annual Report on Form 10-K of the Corporation for the fiscal year ended December 31, 1993, have been audited by Coopers & Lybrand L.L.P., independent public accountants, as set forth in their report dated January 21, 1994, accompanying such financial statements, and have been incorporated herein by reference in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.

Any financial statements and schedules hereafter incorporated by reference in the registration statement of which this Prospectus is a part that have been audited and are the subject of a report by independent public accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Under the Maryland General Corporation Law and the Corporation’s charter and bylaws, the Corporation has broad power to indemnify and in certain circumstances is required to indemnify its directors and officers against liabilities which they may incur while serving as directors or officers, including liabilities arising under the Securities Act of 1933 (the “Securities Act”).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to these provisions, the Corporation understands that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

[LOGO OF MERCANTILE]

MERCANTILE BANKSHARES

CORPORATION

Dividend Reinvestment & Stock Purchase Plan

P R O S P E C T U S

1,500,000 shares common stock

[LOGO OF MERCANTILE]

MERCANTILE BANKSHARES

CORPORATION

Two Hopkins Plaza, P.O. Box 1477

Baltimore, Maryland 21203